Exhibit 99.1

MEDIA RELEASE - AGM 2007 CHAIRMAN’S ADDRESS	ABN 82 010 975 612

Good Morning Ladies and Gentlemen. On behalf of your board I would like to extend a warm welcome to you to Progen’s 12th Annual General Meeting.

Last year I stood here and said that 2007 would be a water-shed for the company. I think you will all agree that 2007 was undoubtedly the most remarkable in the Company’s history. The list of our achievements over the last year are numerous, and they include:

•                  strong results from the randomised Phase 2 trial of PI-88 in post-resection liver cancer;

•                  a successful PI-88 manufacturing meeting with the FDA;

•                  the buy-back of the Medigen’s commercial rights to PI-88;

•                  the completion of a capital raising plan that raised $A98M to fund the Phase 3 development of PI-88;

•                  the selection and appointment of Quintiles, the leading global CRO, to be our Phase 3 trial partner;

•                  EU orphan drug designation for PI-88 as a treatment to delay liver cancer recurrence post resection;

•                  US fast track designation for PI-88 to delay tumour recurrence following resection of primary liver tumours; and

•                  PI-88 Phase 2 lung data.

With the exception of the Phase 2 lung data, all these achievements were positive. It is therefore bewildering as to why our share price is currently at or near 12-month lows. This, however, is not deterring us from our unrelenting drive to get PI-88 into the market and into patients’ hands as rapidly as possible. For we believe that delivering on this objective will ultimately drive the long-term value and a sustainable share price at levels significantly above where we see it today.

With our share price being so volatile, it is no wonder some institutional investors exit their holding in our stock. This is unfortunate but your Board and I remain as confident as we have ever been in PI-88’s potential. We strongly remain of the view that the company is significantly undervalued at the current share price and are committed to working hard to get that message out and understood.

We continue to hear from some of our shareholders that having one or more commercial partners for PI-88 is imperative before we commence the Phase 3 trial. We understand that some of you believe we are taking on too much risk in running a global Phase 3 trial ourselves and will not be able to deliver on our promise to get PI-88 into the market as rapidly as possible without a partner or partners.

As you would expect, we continually assess our commercialisation options and continue to have discussions with prospective commercialisation partners. However, it is important that we do not enter commercialisation agreements that are not in the long-term best interest of you, our shareholders. You, our shareholders, invested an additional $A98M into the company during the past 12 months to fund the Phase 3 development of PI-88 to maximise its opportunity for commercial success and value capture. This gives us options and flexibility in the types of commercial arrangements into which we are able to enter.

Not only are we in the strongest financial position ever, we also bought-back the 15% royalty obligation we had to Medigen. This means you, our shareholders, retain much more of the commercial value inherent in PI-88.

Last year we announced that we had diversified our pipeline of products with the identification of potential classes of drugs from our drug discovery program. This year, our Drug Discovery group made considerable progress in selecting several heparan sulfate mimetic compounds that have each been subject to extensive testing in order to select a lead compound for formal toxicity studies so as to pursue an Investigational New Drug (IND) for clinical trials starting in 2008.

These compounds are in some respects comparable to PI-88, and we are therefore drawing on the extensive knowledge we have accumulated in heparan sulfate mimetics to develop the next generation anti-cancer therapy.

In addition to our internal pipeline-generating efforts, we continue to scan for potential drug candidates to in-licence. We are only interested in drug candidates that we can add value to through our expertise in drug development.

Pipeline expansion will be a key focus of the Company in the coming 12 months as it is important that we have a number of compounds in development at any one time. Achieving our goal of being a sustainable global oncology-focused drug development company is not possible without an expanded and diversified pipeline. Our team is experienced in all stages of clinical development, and we intend leveraging this expertise.

As recently announced, I intend stepping down as Executive Chair in the near future. With the Company now in the strongest position it has ever been, I believe the time is right. I am, however, standing for re-election at today’s meeting as it is my intention to remain on the board as a non-executive director. Subject to your approval of the increase in the non-executive directors’ fee pool, your board will conduct a search for a suitably qualified non-executive chair and an additional non-executive director with the appropriate background to support the company in its next stage of development.

To our shareholders and stakeholders, I thank you for your support. Many of you have been investors for a long time and realise that drug development, and the successful delivery of a drug to the market, is a long journey. With PI-88 now in late stage clinical development and approaching commercialisation, we are now focussed on speed to market and maximising our share of the commercial value inherent in PI-88 so as to deliver to you a successful, profitable and sustainable company. I thank you for your continued commitment to Progen.

I would now like to hand over to Justus, who will go into more detail on our achievements this year and the plans for the year and years ahead.

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